Press release
For immediate release
May 23 2008

Virginia Mines Inc.: $4.5M Flow-Through Private Placement Financing

Virginia Mines Inc. ("Virginia")(TSX:VGQ) announces that it has negotiated a private placement financing with an institutional fund. The financing consists of 500,000 flow-through common shares at a price of $9.00 per share, which represents 38% premium of May 21, 2008 closing price for proceeds of $4.5M. A finder's fee will be paid on this transaction to Laurentian Bank Securities.

Proceeds from the offering will be used mainly to fund exploration on the Coulon JV project on which Virginia and Breakwater Resources Ltd. announced a significant base-metal discovery. Part of the proceeds will also be used to fund exploration on other projects. This financing is subject to approval by regulatory authorities.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $51,088,315 as of November 30, 2007, and 27,031,110 shares issued and outstanding as of May 20, 2008. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events